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19005441

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lighthouse Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 E. Colorado Blvd., Suite 310
(No. and Street)

Pasadena	CA	91106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joshua Ungerecht 626-584-1031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

SEC Mail Processing

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

FEB 19 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Warren Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lighthouse Capital Group LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 19th day of February, 2019, by Warren Thomas ______________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

OLGA ABIGAIL BAGHDASARIAN
Notary Public - California
Los Angeles County
Commission # 2272049
My Comm. Expires Dec 20, 2022

(Seal) Signature ______________________

SEC Mail Processing

FEB 19 2019

Washington, DC

LIGHTHOUSE CAPITAL GROUP LLC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Lighthouse Capital Group, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Lighthouse Capital Group, LLC as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Lighthouse Capital Group, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Lighthouse Capital Group, LLC's management. My responsibility is to express an opinion on Lighthouse Capital Group, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Lighthouse Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Lighthouse Capital Group, LLC's auditor since 2014.
Tarzana, California
February 7, 2019

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	86,244
Commissions Receivable		1,366,344
Due From Related Parties		5,710
Other Assets		24,784
Total Assets		1,483,082

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Commissions Payable	$	799,880
Income Taxes Payable		12,590
Due To Related Parties		4,367
Accrued Expenses		2,500
Total Liabilities		819,337

MEMBERS' EQUITY:

Members' Equity		663,745
Total Members' Equity		663,745
Total Liabilities and Members' Equity	$	1,483,082

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Income
For the year ended December 31, 2018

REVENUES:		
Commission Income	$	9,161,695
Mutual Funds Commission Income	$	14,092
Other Income		11,064
Total income		9,186,851
EXPENSES:		
Commissions/Referrals Paid		5,103,588
Consulting Expenses		2,721,600
Regulatory and Compliance Expenses		72,883
Payroll expenses		54,945
Professional Fees		48,057
Rent expense		25,408
Insurance expense		15,353
Other Expenses		49,148
Total expenses		8,090,982
INCOME BEFORE INCOME TAXES		1,095,869
INCOME TAX PROVISION		
Income tax expense		12,590
NET INCOME	$	1,083,279

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2018

	Total Members' Equity
Beginning Balance January 1, 2018	$ 143,252
Capital Distributions	(562,786)
Net Income	1,083,279
Ending Balance December 31, 2018	$ 663,745

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Cash Flows
For the year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 1,083,279
Adustments to reconcile net income to net cash provided by operating activities:		
(Increase in) Decrease in:		
Commissions Receivable		(1,247,342)
Due From Related Parties		(912)
Other Assets		23,274
Increase in (Decrease in):		
Due To Related Parties		4,367
Commissions Payable		729,595
Income Taxes Payable		1,600
	Total Adjustments	(489,418)
	Net Cash Provided by Operating Activities	593,861
CASH FLOWS FROM FINANCING ACTIVITIES:		
	Capital Distributions	(562,786)
	Net cash used in financing activities	(562,786)
Increase In Cash		31,075
	Cash - Beginning of Period	55,169
	Cash - End of Period	$ 86,244
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
	Income taxes	$ 12,590
	Interest	-0-

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC
Notes to Financial Statements
For the year ended December 31, 2018

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Lighthouse Capital Group LLC, (the "Company"), was formed in April, 2013, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or usefull life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method. Purchases greater than $600 are capitalized.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

The Company is subject to audit by the taxing agencies for year ending December 31, 2015, 2016 and 2017.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The management has reviewed the results of operations for the period of time from its year end December 31, 2018 through February 7, 2019 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2018.

Note 2: USC606-REVENUE RECOGNITION POLICY

Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Other Revenue

Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Advisory services contracts for public and corporate finance activities may contain a

2: USC606-REVENUE RECOGNITION POLICY (Continued)

variety of promised goods and services. The Company may be engaged to assist its client with due diligence services, pre-transaction structuring advice, fairness opinions and with finding prospective buyers. The Company will need to determine whether each promised good or service is capable of being distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees will not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Note 3: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee of $11,790 and a minimum franchise tax of $800. At December 31, 2018, the Company was subject to the limited liability company income tax or $ 12,590.

Note 4: RELATED PARTY TRANSACTIONS

Lighthouse Capital Group, LLC is fully owned by Lighthouse Capital Holdings, LLC. Throughout the year, Lighthouse Capital Group, LLC shares certain expenses with JRW Investments and ExchangeRight Real Estate. During 2018, this amount totaled $69,380 of which $65,013 was paid at December 31, 2018. The balance of $4,367 has been paid by the date of the audit, February 7, 2019.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company has an operating lease covering its office through May 15, 2024. Minimum future rental commitments are:

Year Ending	Amount
December 31, 2019	$29,552
December 31, 2020	30,439
December 31, 2021	31,352
December 31, 2022	32,293

Note 5: COMMITMENTS AND CONTINGENCIES (continued)

December 31, 2023	33,261
December 31, 2024	14,177
	$171,074

Rent expense for year ended December 31, 2018 was $25,408.

Note 6: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018 the Company had a minimum net capital requirement of the greater of $5,000 or 6 2/3% of aggregate indebtedness or $54,623. The Company's actual net capital of $66,786 was $12,163 in excess of its required net capital of $54,623. The Company's ratio of aggregate indebtedness $819,337 to net capital was 12.27 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

LIGHTHOUSE CAPITAL GROUP LLC

Schedule I
Statement of Net Capital
For the year ended December 31, 2018

	Focus 12/31/18	Audit 12/31/18	Change
Members' Equity, December 31, 2018	$ 663,745	$ 663,745	$ -
Subtract - Non allowable assets:			
Accounts Receivable	566,464	566,464	-
Other Assets	30,494	30,494	-
Tentative Net Capital	66,787	66,787	-
Haircuts	0	0	-
Net Capital	66,787	66,787	-
Minimum Net Capital	54,622	54,622	-
Excess Net Capital	$ 12,165	$ 12,165	-
Aggregate Indebtedness	819,337	819,337	-
Ratio of Aggregate Indebtedness to Net Capital	12.27	12.27	

There were no differences between the Audit and Focus at December 31, 2018

LIGHTHOUSE CAPITAL GROUP LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from the Reserve Requirement of computation
According to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2017

The Company is exempt from the Rule 15c3-3 as it relates to possession and control
Requirements under the (k)(2)(i) exemptive provision.

The accompanying notes are an integral part of these financial statements.

Assertions Regarding Exemption Provisions

We, as members of management of Lighthouse Capital Group LLC (the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2018 through December 31, 2018.

Lighthouse Capital Group LLC

By:

Warren Thomas, Principal

_____February 7, 2019_____

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Lighthouse Capital Group LLC
Pasadena, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Lighthouse Capital Group LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lighthouse Capital Group LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Lighthouse Capital Group LLC, stated that Lighthouse Capital Group LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Lighthouse Capital Group LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Lighthouse Capital Group LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 7, 2019